Exhibit 99.1

KENON HOLDINGS LTD.

(Incorporated in the Republic of Singapore)

(Company Registration No. 201406588W)

PROXY STATEMENT

for the

ANNUAL GENERAL MEETING

of

KENON HOLDINGS LTD.

To Be Held on June 22, 2016

10 a.m. (Singapore time) at

One Marina Boulevard #30-00, the Boardroom, Singapore 018989

PART I – INFORMATION ABOUT THE ANNUAL GENERAL MEETING

We are furnishing this Proxy Statement, dated as of June 3, 2016, in connection with the solicitation by our Board of Directors (the “Board”) of proxies to be voted at the Annual General Meeting of our shareholders, to be held on June 22, 2016 (the “AGM”), or at any adjournments thereof, for the purposes of voting on the proposals to be considered at the AGM (the “Proposals”), as set forth in the Notice of Annual General Meeting of Shareholders, dated as of June 3, 2016, accompanying this Proxy Statement (the “AGM Notice”). Unless the context requires otherwise, references in this Proxy Statement to “the Company”, “Kenon”, “we”, “us”, “our” and similar terms, shall mean Kenon Holdings Ltd., together with our subsidiaries and associated companies.

This Proxy Statement and the AGM Notice are each being published for the benefit of all holders of Kenon’s ordinary shares, no par value (“Kenon Shares”) (“Kenon Shareholders”), are being posted on Kenon’s website, will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K, and will also be filed with the Tel Aviv Stock Exchange (the “TASE”) on an Immediate Report. If you are a beneficial shareholder holding Kenon Shares other than in registered form as a “shareholder of record”, that is, if you hold Kenon Shares in “street name” as, or through, a participant in the Depositary Trust Company (the “DTC”) (which includes those Kenon Shareholders that hold Kenon Shares through the TASE), Kenon has fixed the close of business (EST) on June 3, 2016, (the “Record Date”) as the record date for determining whether you are entitled to receive printed copies of this Proxy Statement and the AGM Notice.

This Proxy Statement and the AGM Notice will be mailed to beneficial shareholders as of the Record Date, on or about June 8, 2016, and to shareholders of record (members) on June 3, 2016. Kenon will bear the cost of the preparation and mailing of these proxy materials and the solicitation of the proxies and will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding these solicitation materials to Kenon Shareholders.

Quorum and Required Vote.

Representation of not less than 33 1/3 per cent of the total number of issued and fully paid Kenon Shares as at the date of the AGM, in person or by proxy, is required to constitute a quorum. Accordingly, it is important that your shares be represented at the AGM.

The affirmative vote by a show of hands of at least a majority of the Kenon Shareholders present and voting, or, if a poll is demanded by the chairman of the AGM (the “Chairman of the AGM”) or, amongst other circumstances set forth in Article 63 of our Constitution, by holders of at least 5% of the total number of our paid-up shares, a simple majority of the Kenon Shares voting, is required at the AGM, to re-elect the directors nominated pursuant to Proposals No. 1(a) – 1(g), to re-appoint KPMG LLP as our statutory Auditors pursuant to Proposal No. 2, and to approve the ordinary resolutions contained in Proposals No. 3 and 4. The Chairman of the AGM will demand a poll in order to enable the Kenon Shares represented in person or by proxy to be counted for voting purposes.

Abstentions and Broker Non-Votes.

Under the laws of Singapore, abstentions and “broker non-votes” are considered present and entitled to vote for the purpose of determining whether a quorum is present at the AGM.

Abstentions will not be counted in the tabulation of votes cast on a Proposal and are therefore not counted for purposes of determining whether a Proposal has been approved.

A “broker non-vote” will not be counted in the tabulation of votes cast on the relevant Proposal and is therefore not counted for purposes of determining whether such Proposal has been approved. A “broker non-vote” occurs when a bank, broker or other nominee holding shares on behalf of a beneficial owner may not vote ordinary shares held by it because it (i) has not received voting instructions from the beneficial owner of those shares and (ii) lacks discretionary voting power to vote those shares. Please note if you are a beneficial owner, your broker, bank, nominee or other institution is only entitled to vote your shares on “routine” matters if it does not receive voting instructions from you. The Proposals listed below are not “routine” matters for purposes of the broker vote:

•	Proposals 1(a) – 1(g) – Re-Election of Directors;

•	Proposal 3 – To Authorise the Ordinary Share Issuances; and

•	Proposal 4 – To Authorise the Grant of Awards Under the Kenon Holdings Ltd. Share Incentive Plan 2014 (“SIP 2014”) and/or Options Under the Kenon Holdings Ltd. Share Option Plan 2014 (“SOP 2014”) and the Allotment and Issuance of Ordinary Shares.

Persons Entitled to Vote on the Proposals at the AGM.

Shareholders of Record: Kenon has convened an AGM to be held on June 22, 2016, to consider and vote upon the Proposals. You are entitled to vote at the AGM if you are a shareholder of record (member) holding Kenon Shares in your own name and registered in the Branch Register of Members maintained by Computershare Trust Company, N.A. (“Computershare”), as at the date of the AGM. Each outstanding Kenon Share that you own entitles you to one vote on a poll.

Beneficial Shareholders: If you hold Kenon Shares other than in registered form as a “shareholder of record” (i.e. if you hold Kenon Shares in “street name” as, or through, a participant in the DTC (which includes those Kenon Shareholders that hold Kenon Shares through the TASE)), in order for your vote to be counted at the AGM, you must have been a Kenon Shareholder as at, and with effect from, the Record Date.

If you have sold or transferred all of your Kenon Shares, you should immediately forward this Proxy Statement to the purchaser or transferee, or to the broker, bank, nominee, or other institution through whom the sale was effected, for onward transmission to the purchaser or transferee.

If you become a beneficial holder of Kenon Shares after the Record Date, but before the date of the AGM, and you wish to vote your Kenon Shares, you must become a “shareholder of record” prior to the AGM and vote as a “shareholder of record” according to the manner of voting set forth below. Please contact your broker, bank, nominee, or other institution holding your Kenon Shares if you wish to become a “shareholder of record.”

Manner of Voting.

Whether you plan to attend the AGM or not, we urge you to vote by proxy.

Shareholders of Record: A shareholder of record (member) entitled to attend and vote at the AGM is entitled to appoint a proxy, or proxies, to attend and vote on his or her behalf. A proxy need not be a shareholder of record (member). To vote by proxy, you should complete, sign and date the enclosed proxy card and return it promptly to Computershare in accordance with the instructions set forth in the AGM Notice, not less than 48 hours before the time appointed for holding the AGM (or within such other time as may be required by the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”)).

Where a member appoints two or more proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the AGM will be a member’s proxy by default in relation to the number of shares represented by this proxy card if either or both of the proxies appointed does/do not attend the AGM. In the case of an appointment of two proxies in the alternative, the Chairman of the AGM will be a member’s proxy by default in relation to the number of shares represented by this proxy card if both the proxies appointed do not attend the AGM.

Returning the proxy card will not affect your right to attend the AGM, and your proxy will not be used if you are personally present at the AGM or have, pursuant to the procedures set forth below, informed Kenon in writing prior to the voting that you wish to vote your Kenon Shares in person.

The proxy card must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the proxy card is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the AGM.

If you sign the proxy card, but do not make specific choices, the proxy holder will vote your Kenon Shares as recommended by Kenon’s Board.

Beneficial Shareholders (New York Stock Exchange (the “NYSE”)): If you hold Kenon Shares other than in registered form as a “shareholder of record” (i.e. if you hold Kenon Shares in “street name” as, or through, a participant in the DTC, but do not hold your Kenon Shares through the TASE), you have the right to instruct your broker, bank, nominee or other institution on how to vote the Kenon Shares in your account. Your broker, bank, nominee or other institution will send a voting instruction form for you to use to direct how your Kenon Shares should be voted. You may not vote your Kenon Shares in person at the AGM unless you (i) obtain a legal proxy from the DTC (in compliance with the voting requirements under Singapore law) through your broker, bank, nominee, or other institution that holds your Kenon Shares, giving you the right to vote the Kenon Shares instead of the broker, bank, nominee, or other institution holding your Kenon Shares, (ii) bring a letter or recent account statement from such broker, bank, nominee, or other institution that confirms that you are the beneficial owner of the Kenon Shares, and (iii) bring a picture identification, such as a valid driver’s license or passport, for purposes of personal identification.

If you do not intend to vote in person at the AGM, your Kenon Shares must be voted no less than 48 hours prior to the AGM (or within such longer period prior to the AGM as may be specified by the DTC’s, or the DTC participants’, procedures).

Beneficial Shareholders (TASE): If you hold Kenon Shares other than in registered form as a “shareholder of record” and your Kenon Shares are traded on the TASE, you are regarded as a beneficial holder of Kenon Shares and you may only vote your shares in one of the following ways: (a) sign and date a proxy card in the form filed by Kenon on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il (“MAGNA”), on June 3, 2016 and attach to it a proof of ownership certificate from the TASE Clearing House Member through which your Kenon Shares are held, which certificate indicates that you were the beneficial owner of such Kenon shares on the Record Date, and return the proxy card, along with the proof of ownership certificate, to Meitar Liquornik Geva Leshem Tal, Law Offices via fax to +972-3-6103661, Attention: Tomer Sela, Partner, or (b) if you choose to vote in person at the AGM, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which your Kenon Shares are held, which certificate indicates that you were the beneficial owner of the shares on the Record Date, as well as a picture identification, such as a valid driver’s license or passport, for purposes of personal identification. In addition, you will also need to request a legal proxy from the DTC (in compliance with the voting requirements under Singapore law).

If you do not intend to vote in person at the AGM, your Kenon Shares must be voted no less than 48 hours prior to the AGM (or within such longer period prior to the AGM as may be specified by the DTC’s, the DTC’s participants’, or the TASE’s procedures).

Revocation of Proxy.

Shareholders of Record: If you are a “shareholder of record,” your proxy may be revoked at any time prior to the time it is voted by (i) providing appropriate written notice to Kenon at c/o Computershare Shareholder Services, P.O. BOX 30170, College Station, TX 77845-3170, no less than 48 hours prior to the AGM or (ii) attending the AGM and voting in person.

Beneficial Shareholders (NYSE): If your Kenon Shares are held in “street name” through a broker, bank, nominee, or other institution (other than those Kenon Shareholders that hold Kenon Shares through the TASE), please contact the broker, bank, nominee or other institution which holds your Kenon Shares to determine how to change or revoke your voting instructions.

Beneficial Shareholders (TASE): If you hold Kenon Shares that are traded on the TASE, you may revoke such proxy at any time prior to the time it is voted by (i) communicating such revocation in writing to Kenon or by executing and delivering a later-dated proxy to Kenon via fax to +972-3-6103661, Attention: Tomer Sela, Partner, no less than 48 hours prior to the AGM or (ii) attending the AGM and voting in person, subject to the satisfaction of the conditions set forth in “Manner of Voting – Beneficial Shareholders (TASE)” above.

As of the date of this Proxy Statement, Kenon does not intend to present, and has not been informed that any other person intends to present, any business for action, other than the Proposals set forth in this Proxy Statement and in the AGM Notice.

Registered Office.

The mailing address of our registered office is 80 Raffles Place, #26-01, UOB Plaza, Singapore 048624.

Singapore Financial Statements; Monetary Amounts.

We have prepared, in accordance with Singapore law, Singapore statutory financial statements, which are included with the annual report to be delivered to Kenon Shareholders prior to the date of the AGM. Except as otherwise stated herein, all monetary amounts in this Proxy Statement have been presented in U.S. dollars.

PART II – PROPOSALS TO BE CONSIDERED

AT THE ANNUAL GENERAL MEETING

PROPOSALS 1(a) – 1(g):

RE-ELECTION OF DIRECTORS

Article 94 of our Constitution (the “Constitution”) requires that at each annual general meeting, all Directors for the time being shall retire from office. Under Article 95 of our Constitution, retiring Directors are eligible for re-election. Accordingly, all of our Directors, namely, Mr. Kenneth Cambie, Mr. Laurence N. Charney, Mr. Cyril Pierre-Jean Ducau, Mr. N. Scott Fine, Mr. Aviad Kaufman, Mr. Ron Moskovitz, Mr. Elias Sakellis and Mr. Vikram Talwar will be retiring as Directors. With the exception of Mr. Elias Sakellis, all of our Directors, namely Mr. Kenneth Cambie, Mr. Laurence N. Charney, Mr. Cyril Pierre-Jean Ducau, Mr. N. Scott Fine, Mr. Aviad Kaufman, Mr. Ron Moskovitz and Mr. Vikram Talwar will be standing for re-election as Directors at this AGM.

As of the date of this Proxy Statement, the Board is not aware of any nominee who is unable or will decline to serve as a Director.

Set forth below are the names of, and certain other information concerning, the nominees for election as Directors at the AGM:

Kenneth Cambie. Mr. Cambie is the Chief Financial Officer of Quantum Pacific Shipping Services Pte. Ltd, which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. From 2007 to 2013, Mr. Cambie was an Executive Director and the Chief Financial Officer of Orient Overseas Container Liner (“OOCL”). During this time, Mr. Cambie also chaired OOCL’s Finance and Share Committee and was a member of OOCL’s Executive Committee and Compliance Committee. Prior to joining OOCL, Mr. Cambie held various positions at Citibank from 1986 to 2007, including as Director, Transportation, Asia Pacific Corporate Banking in Hong Kong, where Mr. Cambie was responsible for meeting the banking and financing needs of a range of shipping, port, airline and airport companies in the Asia and Pacific regions. Prior to moving to Hong Kong in mid-2001, Mr. Cambie was the corporate banking head for Citibank, New Zealand for seven years and had also spent several years with the bank in Australia in corporate banking and leveraged finance roles. Mr. Cambie served as a market manager at Broadbank from 1985 to 1986 and as an auditor in Touche Ross from 1984 to 1985. Mr. Cambie is a member of the New Zealand Institute of Chartered Accountants and holds a Master of Commerce degree (first class honors) from Auckland University in New Zealand.

Laurence N. Charney. Mr. Charney currently serves as the chairman of our Audit Committee. Mr. Charney retired from Ernst & Young LLP (“Ernst & Young”) in June 2007, where, over the course of his more than 35-year career, he served as Senior Audit Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations include board tenure with Pacific Drilling S.A. and IC Power Pte. Ltd., along with Kenon, as well as Marvel Entertainment, Inc. (through December 2009) and TG Therapeutics, Inc (from March 2012 through the current date). Mr. Charney is a graduate of Hofstra University with a Bachelor’s Degree in Business Administration (Accounting), and has also completed an Executive Master’s program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Cyril Pierre-Jean Ducau. Mr. Ducau is the Managing Director of Quantum Pacific Ventures Limited and a member of the board of directors of Pacific Drilling S.A., Quantum Pacific Shipping Services Pte. Ltd., Ansonia Holdings Singapore B.V. and IC Power Pte. Ltd., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer, as well as other private companies. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London from 2008 to 2012. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley

& Co. International Ltd. in London and, during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

N. Scott Fine. Mr. Fine has been an investment banker for over 35 years, and formerly served as the Vice Chairman and Lead Director of Central European Distribution Corporation (“CEDC”), a multi-billion U.S. Dollar alcohol and beverage company domiciled in Delaware with the majority of its operations in Eastern Europe. Mr. Fine served as a director of CEDC for over a decade, during which time he co-managed its IPO and listing on NASDAQ, and led the CEDC Board’s successful efforts in 2013 to restructure the company through a pre-packaged Chapter 11 process whereby CEDC was acquired by the Russian Standard alcohol group. Mr. Fine has been involved in corporate finance for over 30 years and has considerable experience in the medical and medical device sectors, having served as an advisor for companies such as Research Medical, Derma Sciences, and Interleukin Genetics, among many others. Mr. Fine also acts as Chairman and Lead Director of CTD Holdings, Inc., a specialty biopharmaceutical manufacturing and marketing company. Mr. Fine is the sole director of Better Place, Inc., an electric car company, where he was brought in to design, oversee and manage the orderly liquidation of the Delaware holding company of the Better Place group. He is also a director of Operation Respect, an anti-bullying education non-profit organization.

Aviad Kaufman. Mr. Kaufman is the Chief Financial Officer of Quantum Pacific (UK) LLP and is also a board member of Israel Corporation Ltd. (“IC”) (TASE: ILCO), Israel Chemicals Ltd. (NYSE: ICL, TASE: ICL) and IC Power Pte. Ltd., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. From 2008 until 2012, Mr. Kaufman served as Chief Financial Officer of Quantum Pacific Advisory Limited. From 2002 until 2007, Mr. Kaufman served as Director of International Taxation and fulfilled different senior corporate finance roles at Amdocs Ltd. (NYSE:DOX). Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a Bachelor’s Degree in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and a Master’s of Business Administration in Finance from Tel Aviv University.

Ron Moskovitz. Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific (UK) LLP and the Chairman of IC and Pacific Drilling S.A., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. From July 2008 until December 2012, Mr. Moskovitz served as Chief Executive Officer of Quantum Pacific Advisory Limited. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, he served as Vice President of Finance at Amdocs. Between 1994 and 1998, Mr. Moskovitz held various senior financial positions at Tower Semiconductor Ltd. (“Tower”) and served on Tower’s board of directors from 2007 to September 2011. Mr. Moskovitz is a CPA in Israel and holds a BA in Accounting and Economics from Haifa University and a Master of Business Administration from Tel Aviv University.

Vikram Talwar. In 1999, Mr. Talwar founded EXL Service Holdings, Inc. (“EXL Service”), a leading global Business Process Outsourcing company, in the US. EXL Service was listed on NASDAQ in 2006. Mr. Talwar was the CEO of EXL Service until May 2008 when he was elevated to the position of Executive Chairman of the Board. In April 2011, Mr. Talwar relinquished all his executive responsibilities and became the Non-Executive Chairman of the Board. After having served 13 years on the Board, Mr. Talwar retired in December 2013. Prior to founding Exl Service, Mr. Talwar served as the Chief Executive Officer and Managing Director of Ernst and Young Consulting India from 1998 to 1999. Earlier, Mr. Talwar had served in various senior capacities at Bank of America, including Country Manager in India and other Asian countries from 1970 to 1996. In the past five years, Mr. Talwar has served on the boards of directors of a public company in India and the U.K. and several private companies. He also holds a Master of Business Administration.

The Board recommends a vote “FOR”

Proposals 1(a) – 1(g) to re-elect each of the above nominees to our Board.

PROPOSAL 2:

RE-APPOINTMENT OF STATUTORY AUDITORS FOR THE FINANCIAL YEAR ENDING

31 DECEMBER 2016 AND AUTHORISATION OF OUR DIRECTORS TO FIX THEIR

REMUNERATION

KPMG LLP served as our statutory Auditors for the financial year ended December 31, 2015. Pursuant to section 205(2) and 205(4) of the Singapore Companies Act, any appointment after the Board’s initial appointment of our statutory Auditors, or its subsequent removal, requires the approval of our shareholders. The Audit Committee of our Board has authorised, approved, and recommended to our Board the re-appointment of KPMG LLP as our statutory Auditors for the financial year ending 31 December 2016 and to perform other appropriate services. As a result, our Board has approved, subject to shareholders’ approval, the re-appointment of KPMG LLP and, pursuant to section 205(16) of the Singapore Companies Act, is requesting that the shareholders authorise the Directors to fix the Auditors’ remuneration for services rendered through the AGM. We expect that a representative from KPMG LLP will be present at the AGM. This representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions. In addition, the fees paid to KPMG LLP for the financial year ended December 31, 2015 shall be reported to Kenon Shareholders at the AGM upon request.

The Board recommends a vote “FOR”

Proposal 2 to re-appoint KPMG LLP as our statutory Auditors for the financial year ending 31 December 2016, and to authorise the Directors to fix their remuneration.

PROPOSAL 3:

ORDINARY RESOLUTION TO AUTHORISE THE ORDINARY SHARE ISSUANCES

We are incorporated in the Republic of Singapore. Under Singapore law, our Directors may only issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares, with the prior approval from our shareholders. We are submitting this Proposal 3 because we are required to do so under the laws of Singapore before we can issue any ordinary shares in connection with our equity compensation plans, possible future strategic transactions, or public and private offerings.

If this Proposal 3 is approved, the authorisation would be effective from the date of the AGM until the earlier of (i) the conclusion of the 2017 Annual General Meeting or (ii) the expiration of the period within which the 2017 Annual General Meeting is required by law to be held. The 2017 Annual General Meeting is required to be held no later than 15 months after the date of the AGM and no later than six months after the date of our 2017 financial year end, whichever is the earlier date.

Our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to authorise our Directors to issue ordinary shares and to make or grant offers, agreements or options that might or would require the issuance of ordinary shares.

We are not submitting this Proposal 3 in response to a threatened takeover. In the event of a hostile attempt to acquire control of the Company, we could seek to impede the attempt by issuing ordinary shares, which may dilute the voting power of our existing shareholders. This could also have the effect of impeding the efforts of our shareholders to remove an incumbent director and replace him with a new director of their choice. These potential effects could limit the opportunity for our shareholders to dispose of their ordinary shares at the premium that may be available in takeover attempts.

Notwithstanding this general authorisation to issue our ordinary shares, we will be required to seek shareholder approval with respect to future issuances of ordinary shares where required under the rules of NYSE, such as where we propose to issue ordinary shares that will result in a change in control of the Company.

As of the date of this Proxy Statement, other than issuances of ordinary shares or agreements that would require the issuance of new ordinary shares in connection with our equity compensation plans and arrangements, we have no specific plans, agreements or commitments to issue any ordinary shares for which approval of this Proposal 3 is required. Nevertheless, our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to provide this general authorisation in order to avoid the delay and expense of obtaining shareholder approval at a later date and to provide us with greater flexibility to pursue strategic transactions and acquisitions and to raise additional capital through public and private offerings of our ordinary shares as well as instruments convertible into our ordinary shares.

The Board recommends a vote “FOR” Proposal 3

to authorise the ordinary share issuances.

PROPOSAL 4:

ORDINARY RESOLUTION TO AUTHORISE THE GRANT OF AWARDS UNDER THE SIP

2014 AND/OR OPTIONS UNDER THE SOP 2014 AND THE ALLOTMENT AND ISSUANCE OF

ORDINARY SHARES

Proposal 4 is to authorise the Directors to (i) offer and grant awards, allot and issue ordinary shares, in accordance with the provisions of the SIP 2014, and/or (ii) offer and grant options, and allot and issue ordinary shares upon the exercise of options and payment of the exercise price, in accordance with the provisions of the SOP 2014.

The Company intends to continue to rely upon equity as a component of compensation. If shareholder approval is not granted to authorise the Directors to issue shares pursuant to the equity awards, we would have to review our compensation practices, and would likely have to substantially increase our cash compensation to retain key personnel.

Our Board expects that we will continue to issue ordinary shares and grant awards pursuant to the SIP 2014 and/or offer and grant options pursuant to the SOP 2014 in the future under circumstances similar to those in the past.

The Board recommends a vote “FOR” Proposal 4

to authorise the grant of awards under the SIP 2014 and/or options under the SOP 2014 and the allotment and issuance of ordinary shares

PART III – ADDITIONAL INFORMATION

Kenon is a holding company that operates dynamic, primarily growth-oriented, businesses. The companies which Kenon owns, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies.

Kenon’s primary focus is to continue to grow and develop its primary businesses, IC Power Pte. Ltd. and Qoros Automotive Co., Ltd. In furtherance of this strategy, Kenon intends to support the development of its non-primary businesses, and to act to realize their value for Kenon Shareholders by distributing Kenon’s interests in its non-primary businesses to Kenon Shareholders, or selling Kenon’s interests in its non-primary businesses, rationally and expeditiously.

The Kenon Shares are currently listed on the NYSE and the TASE under the symbol “KEN”.

Kenon’s Share Registrar and Transfer Agent

Computershare may be contacted for information regarding the AGM as follows:

Computershare Shareholder Services

PO Box 30170

College Station, TX 77842-3170

Toll Free Telephone:    877 373 6374

Toll Number:                +1 (781) 575 4223

Mailing addresses:

Shareholder correspondence should be mailed to:

Computershare Shareholder Services

P.O. BOX 30170

College Station, TX 77845-3170

Overnight correspondence should be sent to:

Computershare Shareholder Services

211 Quality Circle, Suite 210

College Station TX 77842

Shareholder website:

www.computershare.com/investor

Shareholder online inquiries:

https://www-us.computershare.com/investor/Contact

Where You Can Find Additional Information

Kenon is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as applicable to foreign private issuers, and accordingly, files registration statements, reports, and other information with the SEC, including financial statements. Kenon’s Annual Report on Form 20-F (which does not form a part of this Proxy Statement and contains consolidated financial statements of Kenon as of and for the fiscal year ended December 31, 2015) was publicly filed with the SEC and, along with Kenon’s other filings, can be found on the SEC’s website at www.sec.gov. You may also obtain copies of Kenon’s documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Kenon also maintains a website that offers additional information: http://www.kenon-holdings.com/. Information contained on this website is not incorporated by reference into this Proxy Statement.